Exhibit 12.1
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(Dollars in thousands)

Quarter Ended
March 31,
2009
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$7,694
Plus:
Fixed Charges (excluding capitalized interest)	140,566

Total Earnings	$148,260

Fixed Charges:
Interest expensed and capitalized	$139,549
Amortized premiums, discounts, and capitalized expenses related to indebtedness	36
An estimate of the interest component within rental expense	981

Total Fixed Charges before preferred dividends	140,566

Preferred dividends requirement	15,118
Ratio of pre tax income to net income	1.000

Preferred dividend factor	15,118

Total fixed charges and preferred stock dividends	$155,684

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$7,694
Plus:
Fixed Charges (excluding capitalized interest)	42,541

Total Earnings	$50,235

Fixed Charges:
Interest expensed and capitalized	$41,524
Amortized premiums, discounts, and capitalized expenses related to indebtedness	36
An estimate of the interest component within rental expense	981

Total Fixed Charges before preferred dividends	42,541

Preferred dividends requirement	15,118
Ratio of pre tax income to net income	1.000

Preferred dividend factor	15,118

Total fixed charges and preferred stock dividends	$57,659

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For the quarter ended March 31, 2009, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $7.4 million to achieve a ratio of 1:1 during the first quarter of 2009.